EXHIBIT 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2008	2007	2008	2007
Earnings (loss) per common share - basic
Net income (loss)	$(6,499)	$1,577	$(5,192)	$3,484

Weighted average common shares outstanding	2,470,082	2,489,101	2,472,305	2,494,801

Earnings (loss) per common share	$(2.63)	$0.63	$(2.10)	$1.40

Earnings (loss) per common share – diluted
Net income (loss)	$(6,499)	$1,577	$(5,192)	$3,484

Weighted average common shares outstanding – basic	2,470,082	2,489,101	2,472,305	2,494,801
Effect of dilutive securities - stock options and unvested restricted stock	-	60,823	-	70,125
Weighted average shares outstanding – diluted	2,470,082	2,549,924	2,472,305	2,564,926

Earnings (loss) per common share	$(2.63)	$0.62	$(2.10)	$1.36